UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2018

Commission File Number: 001-38544

BENDON GROUP HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Pro Forma Balance Sheet

On June 19, 2018 (the “Closing Date”), Bendon Group Holdings Limited (the “Company”) consummated the transactions contemplated by that certain Agreement and Plan of Reorganization, dated as of May 25, 2017 (as amended on July 26, 2017, February 21, 2018, March 19, 2018, and April 23, 2018, the “Merger Agreement”), by and among the Company, Naked Brand Group, Inc., a Nevada corporation, Bendon Limited, a New Zealand limited company (“Bendon”), Naked Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of the Company and, solely for the purposes of certain sections of the Merger Agreement, Bendon Investments Ltd., a New Zealand company and the former owner of a majority of the outstanding shares of Bendon.

In connection with the closing of the transactions contemplated by the Merger Agreement (the “Transactions”), the Company completed certain equity financings and debt restructurings. As a result, as of the date of this filing, the Company believes it satisfies the $5,000,000 minimum stockholders’ equity requirement for initial listing on The Nasdaq Capital Market. An unaudited pro forma balance sheet as of January 31, 2018 reflecting the Transactions follows:

	Without Impact of Transactions		Pro Forma Adjustments Resulting from Transactions			After Impact of Transactions
	($NZD in thousands)	($USD in thousands)	($NZD in thousands)	($USD in thousands)		($NZD in thousands)	($USD in thousands)
Assets:
Current	76,314	57,327	15,004	10,503	a,b,e	91,318	67,830
Non-current	17,861	13,417	0	0		17,861	13,417
Total assets	94,175	70,744	15,004	10,503		109,179	81,247

Liabilities and stockholders’ equity:
Current	91,899	69,034	(31,262)	(22,533)	a, c,d	60,636	46,501
Non-current	2,711	2,037	0	0		2,711	2,037
Total Liabilities	94,610	71,071	(31,262)	(22,533)		63,347	48,537
Stockholders’ equity	(435)	(327)	46,267	33,036	b,c,d,e	45,831	32,709
Total liabilities and stockholders’ equity	94,175	70,744	15,004	10,503		109,179	81,247

Pro forma adjustments resulting upon Transactions:

a) Restructure of the BNZ facility on completion of Transactions NZD$18,571 (USD$13,000)

b) Capital raised from Novo on March 6, 2018 and April 5, 2018 totaling NZD$9,286 (USD$6,500)

c) Shareholder loans converted to equity on completion of Transactions NZD$10,951 (USD $8,226)

d) AEE Acquisitions Holdings LLC Note converted on completion of Transactions NZD$1,740 (USD$1,307)

e) PIPE investment on completion of Transactions NZD$24,290 (USD$17,003)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 19, 2018
BENDON GROUP HOLDINGS LIMITED

		By:	/s/ Howard Herman
		Name:	Howard Herman
		Title:	Chief Financial Officer